March 13, 2006

Mail Stop 4561

Corporation Services Company
2711 Centerville Road, Suite 400
Wilmington, DE 19808

> **Re:** **Grant Enterprises, Inc.**
> **Amendment no. 2 to Form SB-2**
> **Filed February 13, 2006**
> **Registration no. 333-127259**

Dear Mr. Shadmer,

We have reviewed your amendment and have the following comments.

Undertakings

1. Item 512 of Regulation S-B has been amended. Please provide the undertaking set forth in Item 512(g)(1) or 512(g)(2), as applicable.

Management Discussion and Analysis
Results from Operations
Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

2. We note the revisions to your results of operations disclosure in response to prior comments 4 through 9. However, your revised disclosure contains several balances that do not agree to the balances reported in your audited financial statements for the years ended December 31, 2004 and 2003 and your unaudited financial statements for the nine-months ended September 30, 2005 and 2004. Therefore, we did not review your response to these comments or your revised disclosure. Revise to ensure that all balances discussed agree to the balances reported in your financial statements. We will review your response to prior comments 4 through 9 once you have made the appropriate revisions.

Capital Resources and Liquidity, page 15

3. We note you have removed reference to deferred salaries as a source of liquidity in response to prior comment number 11. We reissue the portion of our prior comment which requests you to explain to us how you are accounting for deferred

salaries. Clarify whether you have a liability for unpaid salaries at each reporting date which should be accrued.

4.   We note your revised disclosure which includes the statement, you "believe that by being a public entity [you] will be more attractive to the sources of capital." Explain why you believe that public entities are more attractive to sources of capital than non-public entities. If you cannot support this statement then you should revise to remove it from your liquidity discussion.

Critical Accounting Policies

5.   Your response to prior comment number 13 states that "there are no additional disclosures on accounting estimates that are required in the MD&A section." Clarify why you believe that your policy for revenue recognition and income taxes does not include any estimates or assumptions that require disclosure pursuant to SEC Release 33-8350, Section V. In this respect, we note that there are assumptions involved when determining whether you should report revenue on a gross or net basis. Tell us how you considered such factors when determining that no disclosure is necessary.

Certain Relationships and Related Transactions, page 16

6.   We note your response to prior comment number 14 and your amended disclosure that states "at September 30, 2005, the loan was reclassified as partners capital." Clarify the following with respect to this reclassification.

- Clarify why this reclassification was made at September 30, 2005. That is, tell us what caused the characterization of this to change from debt to equity. Provide your analysis that supports this reclassification. Clarify whether this debt included any features that allowed for conversion to equity.
- Explain why you do not have a liability recorded at December 31, 2004 for this demand note payable.
- Clarify whether this amount was properly recorded as debt prior to September 30, 2005. That is, explain whether this reclassification is a correction of an error pursuant to paragraph 13 of APB Opinion 20.

General

7.   We note your response to prior comment number 18 and reissue and clarify the comment. Your response indicates that you have revised the interim financial statements to disclose all adjustments which in the opinion of management are necessary in order to make the financial statements not misleading. However, we cannot locate the affirmative statement that the financial statements have been so

adjusted in the footnotes to your interim financial statements pursuant to Item 310(b) (2). Advise or Revise as appropriate.

Consolidated Financial Statements as of December 31, 2004 and 2003
Report of Independent Registered Public Accounting Firm, page F1

8.   We note that you made revisions to your financial statements; however, the audit opinion letter did not change. Tell us your consideration for AU Section 530.05 and 561.06a when determining that no change was necessary to the audit opinion.

Balance Sheet, page F-2

9.   Your response to prior comment number 21 states that you have revised your consolidated financial statements to classify depreciation expense from vending equipment as cost of sales. Tell us whether this reclassification is a correction of an error pursuant to paragraph 13 of APB Opinion 20. If you conclude that it is a correction of an error, tell us how you plan to comply with paragraphs 36 through 38 of APB Opinion 20.

Revenue Recognition, page F-6

10.   Your response to prior comment number 22 states, "the financial statements have been revised to account for revenue on a gross sales basis." Please address the following with respect to your revenue recognition policy for the sale of chairs.

- Explain why the gross sale basis is appropriate in accordance with EITF 99-19; provide your EITF 99-19 analysis that supports gross accounting. In this respect, it appears that at the time of sale, the chairs are sent directly to customer from the manufacturer. If this is correct, explain why you believe that you act as principal, not an agent, in these transactions.
- Explain whether the revision to report revenue on a gross basis is a correction of an error pursuant to paragraph 13 of APB Opinion 20. If you conclude that it is a correction of an error, tell us how you plan to comply with paragraphs 36 through 38 of APB Opinion 20.

11.   Your response to prior comment number 23 states that you recognize revenue on the gross basis for services performed on the revenue sharing agreements. Provide your analysis of EITF 99-19 which supports gross accounting for these service transactions.

12.   We note your response to prior comment number 24 and reissue and clarify the comment. Separately disclose your revenue recognition policy from each type of revenue transaction (e.g., vending services, sale of chairs). Your policy disclosure should clearly demonstrate how you evaluate the basic criteria of SAB Topic 13

when determining that revenue is realized and earned. Your policy disclosure should also encompass important judgments relating to revenue recognition. In this respect, we believe your policy should clearly explain whether you act as principal or agent in your transactions and hence, whether you report revenue on a gross or net basis.

Property and Equipment, page F-6

13.   We note your revisions in response to on prior comment number 26. You should also disclose the estimated useful lives of the vending equipment. In addition, since depreciation expense appears to be significant to your results from operations, you should disclose that depreciation expense is being charged to cost of sales. Revise as appropriate.

Income Taxes, page F-7

14.   We note your revised disclosure in response to prior comment number 19 and reissue and clarify the comment. Indicate whether you are accruing income taxes payable in accordance with paragraphs 19 and 20 of APB 28. In this respect, explain the significance of your subsidiary accounting for income taxes as a limited liability company. Income taxes are required to be reported and disclosed based on your consolidated operations. In addition, your revised footnotes do not include disclosure required pursuant to paragraphs 43 through 49 of SFAS 109. Revise as appropriate to include such disclosures.

Note 2. Related Party Transactions, page F-7

15.   Your response to prior comment number 20 indicates that your financial statements have been revised to disclose related party loans as of the balance sheet date. However, the footnotes still disclose the loan balance as of March 31, 2005. Therefore, we reissue our prior comment. Revise to disclose the amount due at the balance sheet date. Ensure to revise your interim financial statements as well.

Compensation in the Form of Stock, page F-7

16.   Your response to prior comment number 15 indicates that you have granted options to purchase your common stock. Revise to disclose whether account for your stock compensation plan pursuant to APB 25 or SFAS 123 and provide the disclosures required by paragraphs 45 through 48 of SFAS 123.

You may contact Chris White at (202) 551-3461 or Stephen Krikorian, the Branch Chief - Accounting at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Hugh Fuller at (202) 551-3853, Anne Nguyen, Special Counsel, at (202) 551-3611, or me at (202) 551-3462 with any other questions.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

CC: Gregg E. Jaclin
        Anslow & Jaclin, LLP
        195 Route 9 South, Suite 204
        Manalapan, NJ 07726
        FAX No. (732) 577-1188